June 12, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.: Anne Nguyen Parker

Re:	American Dairy, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed May 24, 2007; File No. 333-128075
Form l0-K for fiscal year ended December 31, 2007
File No. 1-32473; Filed April 2, 2007

Form 10-Q for the quarter ended March 31, 2007
Filed May 15, 2007; File No. 1-32473

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 8 to the Registration Statement on Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated June 5, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 9 (the “Amendment”) to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Form S-1

General

1.	Comment:

We note that in your response to our prior comment 4 you state that you expect to close on the new financing “imminently”, and note the Form 8-K filed in June 1, 2007. Please provide updated disclosure in the prospectus.

Securities and Exchange Commission
June 12, 2007

Response:

The Company has added updated disclosure to the registration statement regarding this financing. This includes revisions to MD&A (Plan of Operation and Liquidity and Capital Resources) and Part II, Item 15 Recent Sales of Unregistered Securities and additions of the exhibits.

2.	Comment:

We note your response to our prior comment 5, and reissue it in part. Please provide us a copy of the Wall Street Journal article you cite and state how it may be obtained by investors.

Response:

The Company has removed the quote from the Wall Street Journal article as it is now somewhat stale and would cost more than it merits to pull the copy.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources 2006, page 32

3.	Comment:

You state on page 33 that through May 2, 2007 you had received waivers on the deadline for filing a registration statement in regard to the offering made in October 2006. Please update the status of the waivers.

Response:

The Company has updated the disclosure to reflect that the waivers are only through May 2, and that the investors may enforce the penalty for all periods thereafter.

Executive Compensation

Compensation Discussion and Analysis, page 50

4.	Comment:

We note your response to our prior comment 9. Please add disclosure that indicates that once you complete your peer group analysis, the 2008 compensation for your executive officers may differ from the compensation paid them in 2007.

Securities and Exchange Commission
June 12, 2007

Response:

The Company has added the requested language.

Form 10-K for the fiscal Year Ended December 31, 2006

5.	Comment:

We note your responses to our prior comment 14 in regard to filing as amended Form 10-K and reissue it.

Response:

The Company has prepared an amendment to the Form 10-K and is filing it at the same time as, or shortly after, the filing of the Amendment.

Form 10-Q for the Quarter Ended March 31, 2007

Controls and Procedures

6.	Comment:

You disclose that your “officers have concluded (based upon their evaluation of these controls and procedures as of the end of the period covered by this report) that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in this report is accumulated and communicated to the Company's management, including its principal executive officers as appropriate, to allow timely decisions regarding required disclosure”. Item 307 of Regulation S-B requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15( e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also means controls that are “. . .designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms”. Your officer's conclusion does not state whether your disclosure controls and procedures are also effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Securities and Exchange Commission
June 12, 2007

Response:

The Company has revised the disclosure, accordingly, in an amendment to its Form 10-Q which it intends to file either at the same time as, or shortly after, the Amendment.

Exhibits 31.2 and 31.2

7.	Comment:

Please confirm that you will revise the certificate you file in future reports to replace the word “registrant” with the words “small business issuer.”

Response:

The Company has not corrected the certifications as it is not a small business issuer and believes that use of the word “registrant” is appropriate.

Exhibits 31.2

8.	Comment:

Please amend this certification to insert the first line of exhibit as required by Item 601(b)(31) of Regulation S-B.

Response:

The Company has corrected this certification accordingly.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

cc:	Jennifer Goeken
Donna Levy